July 1, 2019

Nathan Kivi
Manager and Chief Financial Officer
HCo Cape May LLC
2100 Powers Ferry Road S.E., Suite 370
Atlanta, Georgia 30339

       Re: HCo Cape May LLC
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed June 18, 2019
           File No. 024-10953

Dear Mr. Kivi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2019 letter.

Form 1-A/A filed June 18, 2019

General

1.    We note your response to comment 1 and your revised disclosure on page
14. Please
      further revise to provide more detail regarding the following:

          factors you expect to consider in determining when and how often to hold closings;

          how and when you plan to communicate the next closing date to investors who have tendered funds;
 Nathan Kivi
HCo Cape May LLC
July 1, 2019
Page 2

             how and when you plan to communicate to investors that their subscriptions have been accepted and funds have been distributed from escrow to the company; and

             how and when you plan to communicate to investors whose funds are in escrow that their funds will be refunded as a result of the company's dissolution or liquidation, determination not to hold further closings, or determination that the investor has not cleared compliance.

         Additionally, please revise your summary risk factors and risk factors to describe any risks relating to your intention to hold investor funds in escrow, with no withdrawal rights, until such time as you, in your sole discretion, decide to hold a closing.
2.       We note your response to comment 2 and your revised disclosure on page
4 and
         elsewhere. We further note your disclosure on page 55, stating "The Offering will remain open for 180 days from the date of this Offering Circular, unless terminated for any reason at the discretion of the Company, or unless extended for up to an additional one hundred eighty (180) days by the Company." Please revise the relevant sections to disclose how you plan to communicate any extensions of the offering to investors and whether you may extend the offering for more than one 180-day extension period. Interest of Management and Others in Certain Related-Party Transactions, page 51

3. We note your response to comment 5, but we do not see any revisions to your disclosure in this section. Therefore, we reissue the comment. Please revise your disclosure in this section to quantify the total Development Fee you expect to be payable to HotelierCo on the basis of your projected development costs and to quantify the cash payment and number of shares you expect HotelierCo to receive. Please also describe any assumptions underlying these values. Refer to Item 13(a) of Form 1-A and the instructions thereto.
        You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee,
Staff Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Sara von Althann, Staff Attorney, at 202-551-3207 with any other questions.



                                                               Sincerely,
FirstName LastNameNathan Kivi
                                                               Division of
Corporation Finance
Comapany NameHCo Cape May LLC
                                                               Office of Real
Estate and
July 1, 2019 Page 2                                            Commodities
FirstName LastName